April 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          KraneShares Trust (File Nos. 333–180870 and 811–22698)

                Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

On behalf of our client, KraneShares Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (“PEA No. 43”). The purpose of PEA No. 43 is to introduce the Krane Thomson Reuters Venture Capital Index Fund as a new series of the Trust.

If you have any questions regarding these materials, please do not hesitate to contact Beau Yanoshik at (202) 373-6133 or Laura Flores at (202) 373-6101.

Sincerely,

/s/Laura E. Flores

Laura E. Flores